SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 22)*

                            ISCO International, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    46426P103
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                    Kleinberg, Kaplan, Wolff & Cohen, P.C.,
                   551 Fifth Avenue, New York, New York 10176
                              Tel: (212) 986-6000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 2, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  15,357,168

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  15,357,168

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  15,357,168

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.4%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  19,904,159

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  19,904,159

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  19,904,159

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  19,904,159

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  19,904,159

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  19,904,159

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.9%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed with respect to the shares of common stock, $.001 par value (the "Common Stock") of ISCO International, Inc. (the "Issuer") beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of August 9, 2005 and amends and supplements the
Schedule 13D dated April 7, 1999, as previously amended (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 2.  Identity and Background.

     (a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC ("Special GP"), are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

     ELLIOTT

     The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

     CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

     The  names,  business  addresses,   and  present  principal  occupation  or
employment of the general partners of Capital Advisors are as follows:

NAME                         ADDRESS                       OCCUPATION
Paul E. Singer               712 Fifth Avenue         General partner of Elliott
                             36th Floor               and Capital Advisors;
                             New York, New York 10019 President of EICA; and a
                                                      managing member of Special
                                                      GP

Braxton Associates, Inc.     712 Fifth Avenue         The principal business of
                             36th Floor               Braxton Associates, Inc.
                             New York, New York 10019 is serving as general
                                                      partner of Capital
                                                      Advisors

Elliott Asset Management LLC 712 Fifth Avenue         General Partner of Capital
                             36th Floor               Advisors
                             New York, New York 10019

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

     NAME               ADDRESS                       OCCUPATION
Paul E. Singer          712 Fifth Avenue              General partner of Elliott
                        36th Floor                    and Capital Advisors and
                        New York, New York  10019     President of EICA

     ELLIOTT SPECIAL GP, LLC

     The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Special GP is serving as a general partner of Elliott.

     The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME                         ADDRESS                       OCCUPATION
Paul E. Singer               712 Fifth Avenue         General partner of Elliott
                             36th Floor               and Capital Advisors;
                             New York, New York 10019 President of EICA; and a
                                                      managing member of Special
                                                      GP

Braxton Associates, Inc.     712 Fifth Avenue         The principal business of
                             36th Floor               Braxton Associates, Inc.
                             New York, New York 10019 is serving as general
                                                      partner of Capital
                                                      Advisors

Elliott Asset Management LLC 712 Fifth Avenue         General Partner of Capital
                             36th Floor               Advisors
                             New York, New York 10019


     ELLIOTT INTERNATIONAL

     The business address of Elliott International is c/o c/o Bank of Bermuda (Cayman) Limited, Strathvale House, North Church Street, George Town, Grand Cayman, Cayman Islands, B.W.I.

     The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME                    ADDRESS                       OCCUPATION
Hambledon, Inc.         c/o Midland Bank Trust        General partner of Elliott
                        Corporation (Cayman) Limited  International
                        P.O. Box 1109
                        Mary Street
                        Grand Cayman
                        Cayman Islands

     HAMBLEDON

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

     NAME              ADDRESS                      OCCUPATION
Paul E. Singer         712 Fifth Avenue             General partner of Elliott
                       36th Floor                   and Capital Advisors;
                       New York, New York  10019    President of EICA; and a
                                                    managing member of Special
                                                    GP

     EICA

     The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of EICA is to act as investment manager for Elliott International.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

     NAME              ADDRESS                      OCCUPATION
Paul E. Singer         712 Fifth Avenue             General partner of Elliott
                       36th Floor                   and Capital Advisors;
                       New York, New York  10019    President of EICA; and a
                                                    managing member of Special
                                                    GP

     (d) and (e) During the last five years, none of the persons or entities listed above or, to the knowledge of such persons or entities, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $4,667,796

     The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $7,515,272

ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     On July 25, 2005, Elliott and Elliott International entered into a Securities Purchase Agreement ("Securities Purchase Agreement") with the Issuer and other parties identified therein, pursuant to which Elliott and Elliott International respectively agreed to purchase 500,000 and 9,500,000 shares of Common Stock of the Issuer at a purchase price of $0.22 per share. The above purchases closed on August 2, 2005.

     On July 25, 2005, Manchester Securities Corp. ("Manchester"), a wholly-owned subsidiary of Elliott, entered into an Amendment to and Waiver Under Loan Documents with the Issuer and other parties identified therein, pursuant to which Manchester and other lenders agreed to extend the maturity date of certain Notes currently outstanding from April 1, 2006 to August 1, 2007. Manchester and the other lenders also agreed to waive the Issuer's obligation under a certain loan agreement to use the proceeds from the sale of the shares of Common Stock pursuant to the Securities Purchase Agreement to prepay the Notes.

     The above agreements and their related documents are more fully described in the Issuer's 8-Ks filed with the Securities and Exchange Commission on July 26, 2005 and August 3, 2005, each of which is incorporated herein by reference.

     Except as set forth herein and as previously disclosed on the Schedule 13D, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns an aggregate of 15,357,168 shares of Common Stock, constituting 8.4% of all of the outstanding shares of Common Stock.

     Together, Elliott International and EICA beneficially own an aggregate of 19,904,159 shares of Common Stock, constituting 10.9% of all of the outstanding shares of Common Stock.

     Elliott, Elliott International and EICA's aggregate beneficial ownership of
Common  Stock  equals  35,261,327  shares,   comprising  19.3%  of  all  of  the
outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated herein by reference herein.

     (c) The following transaction was effected by Elliott during the past sixty
(60) days:

                                     Approx. Price per
                    Amount of Shs.   Share (excl. of
Date     Security   Bought (Sold)    commissions)

8/2/05   Common     500,000          $0.22


     The following transaction was effected by Elliott International during the past sixty (60) days:

                                     Approx. Price per
                    Amount of Shs.   Share (excl. of
Date     Security   Bought (Sold)    commissions)

8/2/05   Common     9,500,000        $0.22


     All of the above transactions were effected through a privately negotiated transaction with the Issuer (see Item 4 above).

     No other transactions with respect to the Common Stock that are required to be reported and have not been previously reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as otherwise described in this Schedule 13D, there are no contracts, arrangement, understandings or relationships with respect to securities of the Issuer.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: August 10, 2005

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                      By: /s/ Elliot Greenberg
                          --------------------
                              Elliot Greenberg
                              Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                  By: /s/ Elliot Greenberg
                      --------------------
                          Elliot Greenberg
                          Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

         By: /s/ Elliot Greenberg
             --------------------
                 Elliot Greenberg
                 Vice President